

Mail Stop 7010

January 25, 2008

via U.S. mail and facsimile

Mr. David Reberger
Chief Financial Officer
Elixir Gaming Technologies, Inc.
1120 Town Center Dr., Suite 260
Las Vegas, NV 89144

> **RE:** **Elixir Gaming Technologies, Inc.**
> **Form 8-K Item 4.01**
> **Filed January 23, 2008**
> **File # 001-32161**

Dear Mr. Reberger:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant's report on the financial statements for <u>either</u> of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing accordingly.

2. We note your disclosure that there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K. However, we note in your Form 10-KSB/A for the fiscal year ended December 31, 2006, that was filed on November 13, 2007, under Item 8A. Controls and Procedures on page 44, that, "[y]our independent registered public accounting firm, Piercy Bowler Taylor & Kern, identified a significant deficiency and

two material weaknesses in [y]our internal controls." In light of this disclosure, please revise your filing accordingly. Refer to Item 304(a)(1)(iv)(B) of Regulation S-B.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please submit your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant